Exhibit 99.2

Management’s Discussion and Analysis
For the year ended December 31, 2008

This Management’s Discussion and Analysis (“MD&A”), dated March 25, 2009, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

In 2008, the global economy was turbulent, experiencing all-time highs and all-time lows. Like many corporations worldwide, the Company experienced challenges in the second half of 2008 as a result of the significant economic downturn and financial uncertainty that followed the decrease in bank liquidity and resulting credit crisis. With the expectation of a continuing downturn in 2009, the Company could continue to face challenges, such as volatility in commodity prices which directly impacts the Company’s revenues and cash flows, higher costs and reduced availability of funding, and currency devaluations. In response to these conditions, the Company has undertaken a number of initiatives to contain costs, and prioritize and delay capital expenditures.

Despite the significant economic downturn experienced in the second half of 2008, the price of gold remained relatively strong throughout most of the year, with an average closing price of $871 per ounce, a 25% increase over the average closing price in 2007. In 2008, the Company sold 24% more gold ounces and realized an average selling price of $864 per ounce, a 24% increase over 2007’s realized average selling price of $699 per ounce. Although the price of gold declined significantly in second half of the year, in late December it began to rebound, closing the year at $870. Subsequent to year end, the gold price has further increased, trading well in excess of $900 per ounce, as investors seek refuge in gold in the face of economic uncertainty.

Silver traded in the range of $8.88 to $20.92 per ounce during 2008, an almost unprecedented $12.04 per ounce annual range. The closing price of $14.99 represented a 12% increase over the prior year. However, during the last half of the year silver prices declined significantly and underperformed the gold price. The price of silver has improved moderately in 2009, as investors have also begun to seek refuge in silver in the face of economic uncertainty.

As a result of the significant decline in the price of silver, the gold-to-silver ratio increased from 53:1 during the first six months of the year to 79:1 in the fourth quarter, reducing the silver contribution to the Company’s gold equivalent ounces produced by approximately 13,000 ounces. Therefore, as a result of the volatility in the gold equivalent ratio during 2008, when making annual and quarterly comparisons, the reader should focus on actual gold and silver production and sales.

OUTLOOK

The Company is providing the following guidance for fiscal 2009 (assuming a gold-to-silver ratio of 78:1):

-

Gold production of 185,000 – 205,000 ounces;

-

Silver production of 8,170,000 – 8,945,000 ounces;

-

Gold equivalent production of 290,000 – 320,000 ounces; and

-

Total cash costs per gold equivalent ounce of $410 – 445(1).

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 18.

1

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

In an effort to preserve working capital in the current environment of commodity price volatility, the Company has temporarily deferred work at the Guadalupe y Calvo advanced exploration development project. As part of the scoping study for this project that was scheduled for completion in Q1 2009, the Company completed 126 holes for 38,399 metres in 2008, bringing the project total drilling to 183 holes for 52,075 metres. Further drilling and engineering work required to complete the scoping study has been temporarily postponed. The Company will re-evaluate this decision once the backlog of core logging and assays is eliminated and the metallurgical column testwork has been completed in Q2 2009.

2008 HIGHLIGHTS

The Company’s turn-around strategy implemented in December 2007 resulted in a year of unprecedented success, including:

▬

Net earnings and net earnings per share of $30.2 million and $0.25 respectively, versus a net loss and net loss per share of $101.3 million and $0.90 respectively, in 2007, representing an improvement of 130% year over year.

▬

Total production of 154,428 gold ounces and 5,778,874 silver ounces, or 251,510 gold equivalent ounces, at a cash cost per gold equivalent ounce of $525. In 2007, the Company produced 121,387 gold ounces, 5,035,704 silver ounces, or 218,734 gold equivalent ounces, at a cash cost per gold equivalent ounce of $670, an improvement of 27% and 15% on gold and silver production respectively and 22% on cash cost per gold equivalent ounce.

▬

Revenue from mining operations increased 39.7% to $212.5 million compared to $152.1 million in 2007, reflecting increased production and an average gold selling price of $864 per ounce and silver selling price of $14.66 per ounce, versus average selling prices of $699 and $13.42 per ounce of gold and silver respectively, in 2007.

▬

Cash flow from operations increased by $90.1 million, or 264%, to a positive $55.9 million, compared to a negative $34.2 million in 2007.

▬

Net free cash flow(2) of negative $10.9 million was an improvement year over year of $92.4 million, or 89%, compared to negative net free cash flow of $103.3 million in 2007. In the first quarter of 2009, the Company has generated positive net free cash flow and has accumulated a cash balance of $19.6 million at March 20, 2009.

▬

During the second half of 2008, the Company completed Phase I of the Ocampo mill expansion (averaging 2,321 TPD during the first month of commissioning in December 2008), which increases the mill capacity to 2,400 to 2,600 tonnes per day (TPD). Phase II construction of the mill expansion commenced in October 2008, and has expanded the mill capacity by an additional 10-15% in Q1 2009.

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In Q3, the Company launched an 18-month, $26 to $29 million exploration program.

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On October 14, 2008 the Company began trading on the New York Stock Exchange under the trading symbol “GRS”.

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The Company ended the year with a balance outstanding on its credit facility at essentially the same level as at the end of January 2008, when the turn-around strategy started to take root and the new executive team was in place.

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On November 28, 2008, the Company’s credit facility was restructured and extended. The existing $60 million revolving credit facility was converted to a $30 million non-revolving term facility that will be repaid in scheduled installments over a 19 month period, and a $20 million revolving term credit facility that expires on November 27, 2009.

▬

During the year, a settlement agreement was reached related to a $12.4 million claim brought against the Company by Midas Fund Inc. Midas agreed to dismiss the claim in exchange for a $200,000 cash payment by the Company. The settlement did not constitute an admission of liability by the Company or the other defendants.

▬

During the year, the $13 million claim brought against an inactive subsidiary of the Company, initiated by Mr. Rafael Villagomez, a former 50% owner of the shares of El Cubo, was dismissed by the courts of the State of Guanajuato, Mexico.

(2)	The Company has included a non-GAAP performance measure, net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 18.

GROWTH STRATEGY

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile organically, reduce cash costs and increase its reserve base through a number of initiatives as follows:

2

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

▬	Expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

▬	Additional engineering studies at Ocampo indicate the potential for additional expansion opportunities beyond the 2009 capital expansion program;

▬	The recently expanded exploration program which was announced in Q2 is designed to increase resources, convert resources in 2009 and increase the Company’s production profile; and

▬	Actively pursuing selective acquisitions in North America.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance that, together with the Company’s existing financing facility and working capital position, should be more than sufficient to fully fund the 2009 capital expansion programs. As previously noted, the Company has temporarily deferred work at the Guadalupe y Calvo advanced exploration development project to maximize company-wide cash flow generation, due to the current economic and metal price environment.

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	YEAR ENDED
	DECEMBER 31, 2008		DECEMBER 31, 2007		DECEMBER 31, 2006
Gold ounces sold		150,646		121,107		67,477
Silver ounces sold		5,606,539		5,027,983		1,888,324
Gold equivalent ounces sold(1)		245,028		218,200		105,181
Gold equivalency rate		59		52		50
Gold ounces produced		154,428		121,387		67,477
Silver ounces produced		5,778,874		5,035,704		1,888,324
Gold equivalent ounces produced(1)		251,510		218,734		105,181
Revenue from mining operations		$212,522		$152,059		$64,236
Production costs, excluding amortization and depletion		$127,024		$144,623		$37,944
Net earnings / (loss)		$30,239		$(101,314)		$(25,308)
Net earnings / (loss) per share		$0.25		$(0.90)		$(0.29)
Net earnings / (loss) per share, diluted(2)		$0.25		$(0.90)		$(0.29)
Cash flows from / (used in) operations		$55,933		$(34,192)		$(20,026)
Net free cash flow(3)		$(10,908)		$(103,334)		$(123,349)
Total assets		$784,286		$753,952		$716,321
Total long-term financial liabilities		$12,668		$1,334		$63,608
Total cash costs per gold equivalent ounce(3)		$525		$670		$366
Total cash costs per gold ounce(3)		$309		$649		$195
Average realized gold price per ounce		$863.58		$698.91		$606.99
Average realized silver price per ounce		$14.66		$13.42		$12.18
Cash dividends declared	$	Nil	$	Nil	$	Nil

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in 2007 and 2006, as all factors were anti-dilutive.
(3)	See the Non-GAAP Measures section on page 18.

REVIEW OF ANNUAL FINANCIAL RESULTS

For Gammon Gold, 2008 was a year focused on the execution of the Company’s turn-around strategy that was launched late in the fourth quarter of 2007. This strategy included several cost reduction and productivity improvement initiatives aimed at increasing the production and reducing total cash costs per gold equivalent ounce at both mine sites. In addition, the Company continued to make strategic capital investments to expand production capacities at the Ocampo mine.

During 2008, the Company sold 150,646 gold ounces, 5,606,539 silver ounces, or 245,028 gold equivalent ounces, representing a 12.3% increase over sales of 218,200 gold equivalent ounces in 2007. Total revenues during the year were $212.5 million, representing an increase of $60.4 million over revenues of $152.1 million in the prior year. This increase in revenue resulted from the 24% higher sales of gold ounces and 12% higher sales of silver ounces during the year, combined with the 24% stronger gold prices realized in 2008.

3

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated net earnings of $30.2 million in 2008 represented a $131.5 million improvement, or 130%, over the consolidated net loss of $101.3 million in 2007. This improvement was due to the increased sales and production of gold and silver ounces mentioned previously, reduced operating costs, and improved realized metal prices. In addition, the Company benefited from an $18.3 million change in non-cash foreign exchange gains year-over-year resulting from the weakening of the Mexican peso and Canadian dollar against the US dollar during the year. 2008 earnings also improved when compared to the prior year because 2007 included future income tax expense of $43 million related to the Mexican Single Rate Tax which was substantively enacted on September 28, 2007. For further details on this item, see the discussion of Income Tax Expense / (Recovery) on page 14.

The 2008 consolidated cash cost per gold equivalent ounce result of $525 represents a 22% improvement over the total cash costs per gold equivalent ounce of $670 in 2007. This year-over-year improvement was achieved through improved productivity at the Ocampo mine, cost management initiatives implemented at both mine sites, and the favourable impact of the weakening of the Mexican peso. Annual cash costs per gold equivalent ounce were negatively impacted by the unfavorable increase in the gold equivalency rate in the second half of the year. If the gold equivalency rate had remained at 2007 levels, consolidated cash costs would have been $498 per gold equivalent ounce for 2008, a 26% improvement over the 2007 result.

The Company reported cash flow from operations of $55.9 million, an increase of $90.1 million or 264%, over the prior year. This significant increase in cash flow resulted from improved metal prices, increased production and sales, and higher working capital inflows.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Gold ounces sold	41,004	33,914	44,273	31,455	28,665	25,104	31,006	36,332
Silver ounces sold	1,534,318	1,338,864	1,484,763	1,248,594	1,183,729	1,068,809	1,306,267	1,469,178
Gold equivalent ounces sold(1)	60,662	56,573	72,694	55,099	49,969	44,863	57,063	66,305
Gold equivalency rate(2)	79	59	52	53	56	54	51	49
Gold ounces produced	43,768	34,096	43,465	33,099	27,571	26,444	32,246	35,126
Silver ounces produced	1,649,893	1,372,123	1,445,887	1,310,971	1,140,797	1,115,233	1,357,708	1,421,966
Gold equivalent ounces produced(1)	64,889	57,521	71,154	57,946	48,184	47,091	59,312	64,147
Revenue from mining operations	$48,262	$48,342	$64,550	$51,368	$39,700	$30,444	$38,415	$43,500
Production costs, excluding amortization and depletion	$22,804	$41,220	$36,303	$26,697	$33,511	$33,957	$39,714	$37,440
Net earnings / (loss)	$21,757	($6,529)	$6,522	$8,489	($20,729)	($44,835)	($25,488)	($10,262)
Net earnings / (loss) per share, basic	$0.18	($0.05)	$0.06	$0.07	($0.19)	($0.38)	($0.23)	($0.10)
Net earnings / (loss) per share, diluted(3)	$0.18	($0.05)	$0.05	$0.07	($0.19)	($0.38)	($0.23)	($0.10)
Cash from / (used in) operations	$9,965	$7,071	$24,342	$14,555	$2,704	($10,475)	($17,064)	($9,260)
Net free cash flow(4)	($6,446)	($10,353)	$5,297	$1,592	($10,767)	($36,648)	($35,494)	($20,425)
Total cash costs, per gold equivalent ounce(4)	$384	$735	$505	$491	$676	$764	$702	$575
Total cash costs, per gold ounce(4)	$192	$655	$245	$158	$589	$832	$743	$656
Average realized gold price(5)	$796	$855	$897	$928	$795	$679	$677	$656
Average realized silver price(5)	$10.05	$14.46	$17.08	$17.69	$14.32	$12.54	$13.34	$13.40
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q1 through Q4 2007 and Q3 2008 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 18.
(5)	Average realized prices are on a per ounce basis.

4

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2008, the Company sold 41,004 gold ounces, 1,534,318 silver ounces, or 60,662 gold equivalent ounces, which represents an increase of 21.4% over sales of gold equivalent ounces in the same period of the prior year. Fourth quarter revenues increased to $48.3 million compared to Q4 2007 revenues of $39.7 million. This $8.6 million increase in revenue was entirely due to increased production and sales of gold and silver ounces, as realized metal prices did not improve quarter over quarter in light of the economic downturn that occurred in the second half of the year. Fourth quarter revenues decreased by $0.1 million compared to Q3 2008 revenues as a result of a decrease in metal prices, offset by increased production during the quarter.

Consolidated net earnings were $21.8 million in the fourth quarter of 2008, representing a $42.5 million or 205% improvement over the Company’s consolidated net loss of $20.7 million in the fourth quarter of 2007, and a $28.3 million or 433% improvement over the consolidated net loss in Q3 2008. This increase in earnings is due to increased production and the continuing positive effects of the Company’s turn-around strategy that are being realized in 2008. During the quarter, the Mexican peso to US dollar exchange rate averaged 13.1, as compared to the previous nine months where it averaged 10.5. Approximately 60% of the Company’s expenditures are denominated in Mexican pesos, and therefore these Mexican denominated costs decrease significantly when presented in US dollar terms at current exchange rates. Also contributing to the improvement quarter over quarter is the $24.4 million reduction in tax expense and the $5.3 million increase in foreign exchange gains in 2008 versus 2007.

Total cash costs per gold equivalent ounce for the fourth quarter decreased 43% to $384, compared to $676 per gold equivalent ounce in the same period in 2007, and 48% compared to $735 per gold equivalent ounce in Q3 2008. The fourth quarter of 2008 represented the Company’s best ever quarterly cash cost performance since declaring commercial production at Ocampo in January 2007, despite the adverse gold-to-silver ratio of 79:1 experienced in the quarter. This reduction in cash costs per gold equivalent ounce is as a result of improved production at both the Ocampo and El Cubo mills, targeted production cost reductions achieved through the Company’s turnaround strategy, and the positive effects of the devaluation of the Mexican peso. Also, in the third quarter, the Company recorded mark-to-market valuation adjustments for inventories of $70 per gold equivalent ounce. The mark-to-market adjustments primarily represented non-cash valuation adjustments to previously inventoried costs for low grade ore-in-process, when quarter-end gold and silver prices indicated that the balance sheet carrying value was not fully recoverable. In the fourth quarter, as a result of strengthening commodity prices, the Company recorded a reversal of a portion of these net valuation adjustments for inventory still on hand at year end, of $35 per gold equivalent ounce.

The Company reported cash flow from operations during the fourth quarter of $10.0 million, an increase of $7.3 million, or 270%, over the prior year and $2.9 million or 41% over Q3 2008. This improvement in operating cash flow resulted from the increased metal production and sales achieved in the fourth quarter.

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
	2008	2007	2008	2007	2008	2007
Gold ounces produced	115,656	87,647	38,772	33,740	-	-
Silver ounces produced	3,995,725	3,453,389	1,783,149	1,582,315	-	-
Gold equivalent ounces produced(1)	182,399	154,424	69,111	64,310	-	-
Gold ounces sold	112,682	87,367	37,964	33,740	-	-
Silver ounces sold	3,867,178	3,445,668	1,739,361	1,582,315	-	-
Gold equivalent ounces sold(1)	177,404	153,890	67,624	64,310	-	-
Revenue from mining operations	$154,313	$107,833	$58,209	$44,226	-	-
Production costs	$85,399	$102,658	$41,625	$37,645	-	-
Refining costs	$1,156	$1,046	$506	$464	-	-
Net earnings / (loss) before other items	$32,146	$(33,454)	$46	$(9,296)	$(19,016)	$(18,872)
Total cash costs per gold equivalent ounce(2)	$488	$702	$623	$593	-	-
Total cash costs per gold ounce(2)	$264	$703	$441	$511	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 18.

5

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

As a result of the 2008 turn-around strategy, a number of improvement initiatives were implemented at the Company’s Ocampo mine. The following table summarizes some of the key production and cost initiatives being managed:

AREAS FOR IMPROVEMENT	MEASURES TO BE TAKEN THROUGHOUT 2008		UPDATE ON PROGRESS
Equipment Availability	-	Operator training to be provided by equipment supplier to strengthen operating and maintenance practices	-	Trainers have been hired to train all employees on proper operating procedures.

(Fixed & Mobile)			-	Additional maintenance managers were hired.
	-	Seasoned fixed and mobile maintenance managers to be appointed	-	Expanded spares inventory level is being maintained to minimize downtime. Much of these spares are being held as consignment, thereby keeping costs to a minimum.

	-	Maintain sufficient spares inventory to minimize downtime

Insufficient Underground Development	-	New underground equipment by mid-2008 to allow accelerated development	-	All equipment (including scissor lifts, and an additional truck and additional scoop tram) arrived and was commissioned by June 2008.
Averaged 39 development metres per day for 2008, and 38 metres per day in the second half of 2008.

	-	Achieve an annualized target of 50 development metres per day	-
			-	Recruited a full time development trainer. Recruitment of three expatriate senior supervisors to focus on organizational effectiveness and improved mining methods.
	-	Increase underground production by the end of 2008	-
Underground	-	Continue development of longhole mining stopes to maximize productivity and minimize dilution	-	Progress is being made with respect to longhole mining. For 2009, 75% of the stoping tonnage is expected to come from longhole mining.
Mining Method
Selection	-	Training on longhole mining methods and utilization of proper equipment
			-	A dedicated trainer has been hired to continuously improve longhole mining methods.
	-	Establish quality assurance / quality control team dedicated to dilution management
			-	A third longhole drill was transferred from El Cubo to support the expansion program.

			-	A dedicated quality control department is focused on continuously reducing dilution.

Processing Facility Availability	-	Appointment of seasoned processing manager	-	Expanded spares inventory level is being maintained to minimize downtime.
	-	Maintain proper inventory of spares
	-	Appointment of seasoned maintenance manager	-	Seasoned Managers were appointed.
			-	Processing plant averaged 2,117 TPD in Q4, and 2,171 TPD in
December, the first full month of commissioning the Phase I expansion.

			-	With access to grid power for 30% of the site’s needs, mill availability averaged 93% throughout the last three quarters.

			-	Q4 heap leach processing rate of 8,060 TPD was consistent with design capacity.

Cost Management Issues	-	Ongoing improvements to reporting systems and cost control measures	-	Continued improvement of IT systems in an effort to identify areas to reduce costs.

	-	Continued implementation of optimal mining methods	-	Current projects include increasing capacity and reducing consumables at the mill and implementing paste fill in the underground.
	-	Optimization of consumable and reagents usage
	-	Continue focus on optimizing workforce
			-	Cyanide destruction management initiatives are gaining traction. Cyanide-associated cost reductions are anticipated once the Phase 1 expansion achieves steady state levels.

			-	Progressed tying into the main power grid that will give the operations access to full grid power, and which costs +50% less per kWh than the current on-site generation. The site expects to be fully on grid power in Q2 2009.

			-	Implemented use of split benches and backhoe mining to minimize the dilution of high grade mill material in the open pit.

			-	Reduced operating strip ratio during the latter part of 2008. The operating strip ratio reduced from 6.78:1 in the first quarter of 2008 to 4.15:1 in Q4.

			-	Parked excess open pit equipment thereby reducing the operating and maintenance cost for that equipment.

			-	Continue to monitor headcount levels, and actively recruiting for several key management positions.

Labour Relations	-	Production bonus schedule to be implemented	-	Production bonus program was fully implemented in Q1.
– Compensation Challenges	-	Enhance communications with workforce	-	Regular pre-shift meetings are held with workers to encourage safe working methods.
	-	Proactive labour relations program implemented	-	12 experienced managers were appointed by the end of Q4.
	-	Continual improvement to safety and mine services	-	A long-term incentive retention plan was implemented for key personnel during Q2.
	-	Appoint more experienced mine management team

6

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO UNDERGROUND MINE

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Tonnes of ore mined	72,566	81,210	313,575	412,493
Tonnes of ore mined per day	789	883	857	1,130
Average grade of gold(1)	3.48	3.09	3.26	3.48
Average grade of silver(1)	173	172	173	193
Average grade of gold equivalent(1)	5.68	6.20	6.23	7.22
Metres developed	3,269	2,989	14,527	12,766

(1) Grams per tonne.

The Company mined 72,566 tonnes of underground ore in the fourth quarter of 2008, for a total of 313,575 tonnes annually, or 857 TPD. In the fourth quarter, underground production was negatively impacted by the development required to change to longhole mining which caused stoping delays, and a lack of qualified personnel in key areas of the underground.

Due to the success of the open pit re-phasing, additional high grade open pit ore can be sequenced and directed to the mill facility which allows the Company to dedicate more time to training in the underground. With the appointment of expatriate trainers, the Company will focus on providing additional training in mining methods that are not typically utilized in Mexico and supervision such that the underground workforce will embrace this more efficient and effective team approach to mining. In addition, production engineers have been assigned to interface between operations and planning personnel, to improve the coordination of underground teams.

The Company continues to focus on the necessary underground development to have more ore tonnes available for stoping, which will provide increased flexibility in sequencing mining areas and ultimately, increased mining productivity and efficiency. The in-process underground exploration diamond drilling program is expected to increase the Company’s reserves and confidence in the mining blocks being developed. The Company continues to develop the Santa Eduviges decline, located under the Plaza de Gallos portion of the Ocampo Open Pit mine, as lateral drilling drifts are being developed to allow delineation drilling for planning a possible second underground mine and an additional source of high grade ore feed to the mill.

7

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Total tonnes mined	7,050,090	6,682,603	27,883,370	24,651,769
Total tonnes mined per day	76,631	72,637	76,184	67,539
Tonnes of ore mined	987,540	654,605	3,534,014	4,082,339
Operating Stripping ratio	4.15:1	9.21:1	6.89:1	5.04:1
Average grade of gold(1)	1.09	0.75	0.96	0.60
Average grade of silver(1)	47	34	38	21
Average grade of gold equivalent(1)	1.68	1.35	1.58	1.01
Tonnes of marginal material wasted in Q4	127,654	-	127,654	-
Average grade of gold(1)	0.22	-	0.22	-
Average grade of silver(1)	6	-	6	-
Average grade of gold equivalent(1)	0.29	-	0.29	-
Total tonnes ore mined and marginal material wasted	1,115,194	654,605	3,661,668	4,082,339
Average grade of gold(1)	0.99	0.75	.93	0.60
Average grade of silver(1)	42	34	37	21
Average grade of gold equivalent(1)	1.52	1.35	1.54	1.01
(1) Grams per tonne.

The Company mined 27,883,370 tonnes from the open pit in 2008, a 13% improvement over the tonnes mined in 2007. The enhanced maintenance program that occurred in the second quarter of 2008 improved equipment availability, thereby allowing the Company to mine 987,540 tonnes of ore in Q4, representing a 51% increase over the fourth quarter of 2007. The Company continued to send high grade open pit ore to the mill to take advantage of the increased throughput capacity, better economics and recoveries of the mill circuit, thereby improving recovered metal content. During the fourth quarter, due to volatile metal prices, the Company elected to stockpile the lower grade open pit ore, for processing at a later date. Also during Q4, 127,654 tonnes of 0.2 to 0.5 gold equivalent grams per tonne were sent for waste due to metal price volatility. Had management not done this, ore mined would have been 1,115,132 tonnes at 0.99 gold grams per tonne and 47 silver grams per tonne, in-line with 2007 year end reserve grades.

The Company continued its planned pre-stripping program during the year, with accelerated stripping activities at the Conico pit. Stripping activities at the Picacho pit were deferred in the latter half of the second quarter, as an independent third-party study verified that the Company could now reduce the accelerated stripping rate and still maintain the required rates of ore mining. The revised open pit phasing has resulted in a reduction in the operating stripping ratio from 6.78:1 in Q1 2008 to 4.15:1 in Q4 2008, and is expected to further decline in future quarters to be closer to the life of mine rate within the range of 2-3:1 as per the current reserve model.

OCAMPO MILL CIRCUIT

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Tonnes from the underground	78,455	96,881	310,680	362,057
Tonnes from the open pit	116,275	37,151	350,139	104,070
Total tonnes of ore processed	194,730	134,032	660,819	466,127
Total tonnes of ore processed per day	2,117	1,457	1,806	1,277
Average grade of gold processed(1)	3.44	2.57	3.25	2.93
Average grade of silver processed(1)	154	137	149	163
Gold equivalent grade processed(1)	5.42	5.04	5.72	6.06
Gold ounces produced	20,385	10,301	65,679	43,591
Silver ounces produced	822,632	475,111	2,658,151	2,153,849
Gold equivalent ounces produced	30,906	18,906	109,961	85,239
(1) Grams per tonne.

8

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Ocampo Mill Circuit processed 660,819 tonnes during the year at an average rate of 1,806 TPD, which was an increase of 41% over 2007. In addition, total tonnes processed during the fourth quarter were 194,730 at an average of 2,117 TPD, representing the best quarter in the history of the operation. The commissioning of the 2,400 – 2,600 TPD expansion in November largely contributed to this increase, and will allow these rates of production to further improve in 2009.

Mill availability improved during 2008, and averaged 91% for the year as a result of the improved maintenance program and more reliable power supply. The Company remains on schedule and on budget in having access to an additional 20 megawatts of grid power in the first half of 2009. This 20 megawatt power supply will eliminate the Company’s reliance on diesel generators, thereby providing a far more reliable source of power at a significantly reduced cost. To date, the Company has installed all electrical equipment and has substantially completed the required substation, and two transformers have been installed. In addition, cyanide destruction management initiatives are gaining traction with a number of cost reductions anticipated to be realized once the Phase 1 expansion achieves steady state levels.

Grades decreased to 5.72 gold equivalent grams per tonne in 2008 from 6.06 in the same period in 2007. This decline is virtually all due to the depreciation in the silver price which caused the unfavourable gold equivalency rate discussed previously. At the end of the year, ore stockpiles ahead of the mill were 15,482 tonnes, minimizing the possibility of future production interruption due to feed variability from the underground or the open pit. The focus going forward will remain on maintaining more than sufficient stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

In October, a decision was made to install a third mill at the Ocampo processing plant, and as a result, the Marcey mill, which was on care and maintenance at El Cubo’s Chirimetera plant, was moved to Ocampo in early October. This is the second phase of the three-phase processing plant expansion program that was completed in Q1 2009, and will increase throughput capacity to 2,800 – 3,000 TPD. The detailed engineering on final processing capacity will be completed in early 2009.

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Open pit ore placed on the heap leach pad	741,560	616,121	3,080,771	2,563,660
Underground mine tonnes placed on heap leach pad	-	1,411	-	95,019
Total tonnes of ore processed	741,560	617,532	3,080,771	2,658,679
Total tonnes of ore processed per day	8,060	6,712	8,417	7,284
Average grade of gold processed(1)	0.91	0.63	0.76	0.62
Average grade of silver processed(1)	41	27	30	26
Gold equivalent grade processed(1)	1.43	1.43	1.25	1.57
Gold ounces produced	13,492	9,252	49,977	44,056
Silver ounces produced	353,796	270,949	1,337,575	1,299,540
Gold equivalent ounces produced	18,016	14,164	72,438	69,185
(1) Grams per tonne.

During 2008, the Company placed 3,080,771 tonnes on the heap leach pad, which averaged 8,417 TPD and represents a 5% increase over the name-plate capacity of 8,000 TPD. Construction of the heap leach pad expansion was completed during the second quarter, increasing its capacity from 5 million to 12 million tonnes. The crushing plant availability continued to improve in the second half of the year as a result of the improved maintenance program and more reliable power supply.

During the fourth quarter, a decision was made to defer a $10-$12 million heap leach pad expansion from 2009 to 2010. To accomplish this, management made the decision to stockpile low grade ores (below 0.7 gold equivalent grams per tonne) until the latter part of 2010 and to operate at a stacking rate of 5,000 to 7,000 tonnes per day. The result is that stacked headgrades for gold and silver will be substantially increased over historical levels, thereby allowing management to maintain metal production, while conserving pad capacity.

As of the end of the year, the Company has 43,515 tonnes of ore, grading 0.98 gold equivalent grams per tonne, stockpiled ahead of the heap leach to minimize the impact of any open pit production issues due to unfavourable weather conditions and periods of equipment downtime. Due to metal price volatility, management made a decision in the third quarter to defer low grade ore for processing at a later date. As a result, at December 31st, the Company had also stockpiled 216,192 tonnes with a grade of 0.63 grams per gold equivalent tonne.

OCAMPO CASH COSTS

The Company saw a reduced cash cost per gold equivalent ounce result at Ocampo in 2008, as cash costs of $488 per gold equivalent ounce were achieved, compared to the 2007 cash cost result of $702. This favorable change was driven by productivity improvements, such as higher daily mill tonnage and increased equipment availability, and strong open pit production. In addition, the weakened Mexican peso in the fourth quarter resulted in lower costs when translated to US dollars.

9

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

The improved cash cost result was partially offset by the unfavorable change in the gold equivalency rate. If the gold equivalency rate had remained at 2007 levels, cash costs per gold equivalent ounce at Ocampo would have been $463, or $25 per gold equivalent ounce lower. Also, in the second and third quarters, the Company recorded mark-to-market valuation and other adjustments for inventories of $32 per gold equivalent ounce. The mark-to-market adjustments primarily represented non-cash valuation adjustments to previously inventoried costs for low grade ore-in-process, when quarter-end gold and silver prices indicated that the balance sheet carrying value was not fully recoverable. In the fourth quarter, as a result of strengthening commodity prices, the Company recorded a reversal of a portion of these net valuation adjustments for inventory still on hand at year end, of $16 per gold equivalent ounce.

OCAMPO EXPLORATION

In early 2008 the Company committed to a minimum $7.5 million exploration program at Ocampo during 2008 – 2009, to be funded from operating cash flow. The Ocampo Mining district is at a key cross-road in its history. With the open pit mines now operating smoothly, and the underground mine under continuous improvement, the Company can now begin to expand exploration efforts beyond the known core of the district. The past year’s exploration efforts were designed to complete definition drilling on the known deposits, and to complete some step-out drilling as well, but future exploration will be designed to test new target ideas beyond the known deposits. To date, less than 20% of the land position has seen any systematic exploration. With the known resources occupying just a small part of the land position, with the known ore systems open to the NE and SE, with known ore deposits the west (Moris) and northeast (Pinos Altos) of the Company’s land position, there is ample encouragement to invest in a more thorough exploration program on the unexplored portion of the property.

During the year, the Company spent $2.9 million on Ocampo drilling. This work included the following:

-

A substantial surface drill program to better define the limits of mineralization in the Plaza de Gallos (“PDG”) open pits. This drilling consisted of 108 holes of reverse circulation drilling for a total of 15,516 metres, and 31 holes of diamond drilling for a total of 5,231 metres. The total of reverse circulation + diamond drilling in the PDG open pits in 2008 was 139 holes for a total of 20,747 metres. This work was used to refine the Company’s Resource and Reserve estimates, as well as long-range mine planning, for the PDG open pits. The Company plans a further 12,000 metres of definition drilling in the open pits in 2009.

-

In addition to the surface definition drilling on the open pits, the Company drilled 85 holes for a total of 13,574 metres in the Northeast Area using two underground diamond drills. This drilling was mostly directed to the San Fernando Vein, the San Amado Vein, the Aventurero Vein, and the Balvanera Vein. Results from the San Fernando and San Amado Veins were positive. Strongly mineralized vein was discovered on the San Amado that is still open to the NE. The Company plans a further 10,500 metres of underground diamond drilling in the Northeast Area in 2009 to test the downward extension of known vein ore shoots to the 1,380 metres elevation.

-

Fieldwork in 2008 discovered a 450 metre outcropping NE extension of the San Amado Vein on surface that extends past any known workings or past drilling. This obvious surface target is covered to the NE by post-mineral rocks, but the termination of veining to the NE is unknown due to this post-mineral cover. For 2009 the Company plans a step-wise program to test the San Amado NE extension first with 2,000 metre of surface drilling, and if results are positive, with a substantial drift on the 1,611 level to test the vein further at depth.

HOLE	TARGET	INTERVAL	TRUE WIDTH(1)	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT (G/T)(50:1)
OU-426	SAN AMADO	5.00	3.50	30.57	2,126	73.09
OU-428	SAN AMADO	3.65	2.45	82.40	681	96.02
(1) True widths are subject to some interpretation.

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures.

-

During 2008 the Company completed 27,493 metres of underground workings, of which 5,564 metres were new drifts along mineralized structures. This work will be compiled along with the 2008 underground drilling to build a new ore model and resource – reserve model in Q3 2009.

-

Exploration at Ocampo to date has focused on the PDG and Northeast Area veins. For 2009 the Company is planning a new surface brownfields exploration program at Ocampo on the existing large land position. Much of this land position has not been explored far beyond the presently-recognized resources in the past, and the new program will consist of basic geology and geochemistry to define drill targets for the following year.

10

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

As with Ocampo, in 2008 the Company has implemented a number of production and cost initiatives at the El Cubo mine as part of the Company-wide turn-around strategy.

AREAS FOR IMPROVEMENT		MEASURES TO BE TAKEN THROUGHOUT 2008		UPDATE ON PROGRESS
High Labour Costs	-	Optimization of workforce to reduce total site manning of both employees and contractors	-	As mills have been placed on care and maintenance and underground ore haulage level ramps up, the workforce (contractor and union) level has reduced by 29% from 1,296 in January to 920 by the end of December. No work stoppage occurred, however lower productivities resulted from the disruptive re-organization.

			-	A further 5-10% reduction will take place through attrition in 2009.
Processing Facilities	-	Advancing key capital projects by early 2008 to drive production throughput and plant availability Integration of the El Cubo mine workings with the Las Torres shaft and mill infrastructure	-	Majority of capital projects (including the installation of a gravity circuit) were completed. Continued focus on determining ways to improve production throughput and plant availability.
	-		-
	-	All underground ore hauled via train at the 600 level to the Las Torres shaft and plant	-	60% to 80% of the underground production is now being transferred via the underground workings directly to the Torres shaft and mill infrastructure. Ramp-up to full production is anticipated by year end 2009.

Equipment Availability	-	Additional mobile equipment for the underground	-	Key new underground equipment arrived in July and early August, and has been fully commissioned.
	-	Improved preventative maintenance practices implemented
Lack of Underground Development	-	Focus on extending existing underground exploration development into areas of known structures which have been neglected historically due to a lack of capital and priority Annualized target of 75 development metres per day	-	Continued focus on underground exploration and development to build on the number of available longhole stopes.

	-		-	Averaged 64 development metres per day in Q4 2008.
Underground Mining Method Selection	-	Improved overall mining methods	-	Continued to introduce longhole mining methods.
	-	Establish quality assurance / quality control team dedicated to dilution management	-	Longhole mining training program completed in Q2 2008.
			-	A dedicated quality assurance team is now on site that is focused on reducing dilution.
EL CUBO UNDERGROUND AND MILLING OPERATIONS
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Tonnes of ore mined	158,974	160,278	648,373	689,753
Tonnes of ore mined per day	1,728	1,742	1,771	1,890
Total tonnes of ore processed	160,719	160,278	658,105	689,753
Total tonnes of ore processed per day	1,746	1,742	1,798	1,890
Average grade of gold processed(1)	2.11	1.74	1.98	1.77
Average grade of silver processed(1)	103	88	94	83
Gold equivalent grade processed(1)	3.41	3.33	3.59	3.38
Gold ounces produced	9,891	8,017	38,772	33,740
Silver ounces produced	473,466	394,738	1,783,148	1,582,316
Gold equivalent ounces produced	15,966	15,112	69,111	64,038
(1) Grams per tonne

The Company mined 648,373 tonnes of ore at the El Cubo mine in 2008, a 6% decrease compared to 2007. This mining performance reduction was primarily due to the test cessation of Rezagas (old stope backfill material) mining during the third quarter of 2008 in an effort to focus on increasing in-situ ores mining rates, and the disruption associated with the downsizing and restructuring of the workforce. In the fourth quarter, management recommenced Rezagas mining, but at reduced levels due to the unfavourable gold-to-silver ratio and depressed silver prices, and continued to focus on in-situ mining, which is expected to result in further cost savings. Despite the reduction of the workforce by 29% throughout the year, mining of in-situ ores improved by 55% from January to December.

11

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

During the second quarter, the Company installed a gravity circuit at the Las Torres mill which has improved the facility’s overall metallurgical recovery of higher grade ores. With all primary processing activities now consolidated at the Las Torres mill, management placed the grinding circuit at the Tajo mill on care and maintenance. Until the necessary permits to allow for cyanidation at Las Torres are received, the concentrate is being leached at the Tajo mill. Once permits are obtained, the Tajo mill will be fully placed on care and maintenance, and all processing will take place at the Las Torres mill.

EL CUBO CASH COSTS

The Company saw an increase in the cash costs per gold equivalent ounce result at El Cubo in 2008, as cash costs of $623 per gold equivalent ounce were achieved, compared to the 2007 cash cost result of $593. Cash costs per gold equivalent ounce increased due to the workforce restructuring costs of $0.6 million or $9 per gold equivalent ounce, and the reduction in rezagas mining in the year by 49%. In addition, the unfavorable increase in the gold equivalency rate caused higher cash costs per gold equivalent ounce. If the gold equivalency rate had remained at 2007 levels, cash costs per gold equivalent ounce at El Cubo would have been $590, in line with 2007 cash costs per gold equivalent ounce. Offsetting this increase in cash costs per gold equivalent ounce at El Cubo was the favorable impact of the devaluation of the Mexican peso in the fourth quarter of 2008.

The Company expects 2009 cash costs per gold equivalent ounce to further decrease due to resuming the mining of low cost rezagas material, and realizing the benefits of the reduced workforce.

EL CUBO EXPLORATION

An underground diamond drill program using Company drill equipment was initiated in June on some of the more prospective veins. Drilling expenditures in 2008 totalled $0.4 million. A total 5,262 metres were drilled to test down dip projections of several veins. The principal targets were:

-

Villalpando Vein from Levels 4 and 14 - with 2,913 metres of drilling

-

176 Vein and 178 Vein from Level 0 - with 1,110 metres

-

Villalpando del Alto and Guadalupe Veins from Level 13 - with 812 metres

Some additional ore was added to the Villalpando structure on Level 4 and 14 and indications of down-dip continuity for the 176 and 178 Veins were obtained from the drilling. This is a significant result as no veining in this part of the mine (Area I) has as yet been explored or developed. Further exploration in 2009 will target down dip structures particularly where they occur in the favourable La Bufa rhyolite and Peregrina intrusive.

In addition, exploration drifting was completed on several veins, including La Loca – Level 12 (98 metres), La Loca – Level 6 (115 metres), and Villalpando – Level 5 (118 metres). Within Peñoles concessions the exploration drifting occurred principally on San Alberto – Level 600 (74 metres) and Fatima – Level 600 (49 metres).

Surface diamond drilling was suspended for the year in 2008, while surface geologic mapping and sampling could be advanced. During the year the Company decided to dedicate greater efforts to develop a property-wide renewed exploration program for the district. This work will extend into the first half of 2009 and will entail a careful compilation of the district’s geology and geochemistry, include new geologic mapping with the intent to develop a prioritized series of exploration targets for new ore systems, as well as extensions to known vein systems.

GUADALUPE Y CALVO EXPLORATION PROJECT

Exploration at the Guadalupe y Calvo Project in 2008 focused on detailed drilling, with as much a five drill rigs running at a time. During the year, the Company drilled an additional 126 diamond drill holes for a total of 38,399 metres. Along with previous drilling done by the Company, the total drilling in the project is now 183 diamond drill holes for a total of 52,075 metres. This year’s drilling was designed to fill in the previous drilling on 25 x 40 metre centres to define a measured and indicated resource on the project. The results of this drilling are being integrated into an updated geologic and ore model for the deposit. Drilling expenditures in 2008 totalled $4.6 million.

Preliminary metallurgical tests were also performed on the mineralization discovered to date. These tests showed that six samples of vein and typical-grade wallrock stockworks averaged 84% gold and 89% silver recoveries using bottle roll cyanide tests on -150 micron mineralization.

In addition to testing the potential open pit mineralization, the 2008 drilling tested potential underground mineralization in the Rosario Vein. Results were generally positive. This drilling extended bonanza grade mineralization to an elevation of 1,955 metre, well below the 2,200 metre elevation that was known previously. Two of the deepest intercepts were holes GC-67 with a 2.0 metre long intercept grading 9.16 gold grams per tonne and 686 silver grams per tonne at 1,955 metre elevation, and GC-68 with a 4.0 metre long intercept grading 5.11 gold grams per tonne and 470 silver grams per tonne at 1,955 metre elevation. These are just two out of a total of sixty-four drill intercepts on the property that had grades in excess of 3.0 gold equivalent grams per tonne (using gold equivalent ratio of 80:1) over minimum drill lengths of 1.4 metres, and of fifteen drill intercepts that had grades in excess of 10.0 gold equivalent grams per tonne (using gold equivalent ratio of 80:1). The drilling shows that the vein mineralization is open at depth.

12

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

For 2009, the Company is planning to complete the geologic and resource model, a preliminary scoping study, as well as complete a district-wide reconnaissance exploration program on the large land package presently around the known deposit. This work will include an extensive geochemical – geological program to determine if there are other worthy drill targets on the large land package.

Note:

The scientific and technical information related to the Guadalupe y Calvo Project is based on the technical report on this project dated November 25, 2002 and was prepared by Qualified Person, Clancy J. Wendt, and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with National Instrument 43-101. The full text of this report is available under the Company’s profile at www.sedar.com.

CONSOLIDATED EXPENSES

(in thousands)
		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
General and administrative	$29,945	$24,156	$28,247
Amortization and depletion	$40,715	$43,392	$18,757

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs increased by $5.8 million when compared to 2007 primarily due to higher performance-based compensation costs, and increased professional fees and administrative costs year-over-year. General and administrative costs include stock-based compensation and share-based bonuses payable, both non-cash expenses that totaled $9.7 million in 2008 (2007 - $4.0 million). During the 2008 compensation review, it was determined that senior executive officers would not receive increases in 2009 base salaries, in an effort to conserve funds of the Company. In addition, the Board of Director’s Compensation Committee proposed that 2008 annual incentive bonuses be awarded to executive officers in the form of share-based compensation, plus additional tax benefits. The shares awarded are valued at the volume weighted average trading price of the Company’s shares for the five days prior to the award, and vest over an eighteen-month period. Subject to shareholder and stock exchange approvals, the executives will receive the number of shares equivalent to the bonus value, using the grant date price. In the event that approval is not obtained, the executives are entitled to receive an amount in cash, equal to the product of the number of shares that would have been issued and the trading price of the Company’s shares on the date paid. As at December 31, 2008, the Company has recorded $5.6 million in compensation expense related to these share-based bonuses.

Amortization and depletion, which primarily relates to mining activities, decreased by 6% to $40.7 million for the year, compared to $43.4 million for 2007. This change is primarily attributable to the Company’s change in the estimated useful lives of its mines, partially offset by increases in units of production and amortization of capital additions. During the second quarter of 2008 the Company reviewed the appropriateness of its current estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization currently in resources that is expected to be classified as reserves. This change in estimate was applied prospectively effective April 1, 2008 and had the impact of reducing amortization and depletion by approximately $5.1 million.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
Interest on long-term debt	$(1,936)	$(3,897)	$(5,272)
Foreign exchange gain / (loss)	$9,337	$(8,933)	$(1,497)
Interest and other income	$410	$772	$785

Interest on long-term debt decreased by $2.0 million to $1.9 million in 2008 from $3.9 million in 2007 as a result of the reduction in the average balance outstanding on the Company’s credit facility year-over-year. For the first four months of 2007, the balance outstanding on the facility was $120 million. In late April 2007, the Company used a significant portion of the proceeds from a $200 million CAD equity offering to repay the $120 million credit facility.

13

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign exchange gains increased by $18.2 million, from a loss of $8.9 million in 2007 to a gain of $9.3 million in 2008, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The weakened Mexican peso and Canadian dollar in the second half of 2008 caused foreign exchange gains, primarily as a result of the Company’s future income tax liabilities which are denominated in these currencies and that are translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.4 million during 2008, compared to $0.8 million in 2007.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the year ended December 31, 2008, the Company incurred current tax expense of $1.0 million and a future income tax recovery of $10.3 million, versus current tax expense of $Nil and future tax expense of $27.6 million in 2007. The future income tax recovery in the current year is primarily a result of a continued assessment of the impact of the Mexican Single Rate Tax on the Company’s ability to utilize the future income tax assets recognized in the Mexican subsidiaries. In Q3 2007, the Company recorded a significant future income tax adjustment resulting from the Single Rate Tax that was substantively enacted on September 28, 2007. Under this new tax regime, the Company’s Mexican subsidiaries now pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the year ended December 31, 2008, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)

	AS AT	AS AT
	DECEMBER 31, 2008	DECEMBER 31, 2007
Current assets	$68,659	$69,525

Current assets decreased in 2008 primarily due to a reduction in inventory on hand at the end of the year resulting from lower production costs, a decrease in commodity tax receivables due to improved collection, offset by an increase in trade receivables.

Long-term assets	715,628	684,427	Long-term assets increased in 2008 as a result of capital acquisitions partially offset by amortization and depletion, and due to a long-term consultancy agreement signed in Q2 2008.
Total assets	784,286	753,952
Total current liabilities	61,218	50,352

Current liabilities increased in 2008 primarily as a result of increased payables and accruals resulting from accelerated maintenance and development and associated payment terms, partially offset by a lower current portion of long-term debt outstanding.

Total long-term liabilities	95,250	116,950

Long-term liabilities decreased in 2008 due to a decrease in future tax liabilities partially offset by an increase in long-term obligations resulting from the 8 year consultancy agreement signed in Q2 2008.

Total liabilities	156,568	167,302
Shareholders’ equity	$627,718	$586,650	Shareholders’ equity increased in 2008 as a result of positive earnings year-to-date, and exercises of stock options which increased the capital stock balance.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at December 31, 2008 was $3.3 million, consistent with the balance as at the end of 2007 of $3.7 million. Factors that can impact on the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

14

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOW
(in thousands)
	YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
Cash flow from / (used in) operating activities	$55,933	$(34,192)	$(20,026)
Cash flow used in investing activities	(66,376)	(73,487)	(87,782)
Cash flow from financing activities	9,992	107,314	106,132
Decrease in cash and cash equivalents	(451)	(365)	(1,676)
Cash and cash equivalents, beginning of year	3,709	4,074	5,750
Cash and cash equivalents, end of year	$3,258	$3,709	$4,074

Operating activities contributed $55.9 million during 2008 compared to 2007, when operating activities used cash flows of $34.2 million. This improvement of $90.1 million, or 264%, resulted from increased cash flows from earnings due to stronger metal prices, increased metal production, realized cost efficiency initiatives and positive changes in non-cash working capital balances.

Investing activities for the year ended December 31, 2008 used cash of $66.4 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $73.5 million in 2007. Current year expenditures were largely for the purposes of the capital expansion program, the benefits of which will be seen in 2009. As of December 31, 2008 the Company had committed to purchase $2.9 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the first half of 2009.

Financing activities for 2008 contributed cash of $10.0 million compared to 2007, when financing activities contributed $107.3 million. The significant cash flow from financing activities in 2007 resulted from the $200 million CAD equity offering which took place in the second quarter of that year. A large portion of the proceeds from this offering were used to pay down the Company’s $120 million credit facility. Cash flows from financing activities have also decreased in 2008 compared to 2007 due to reduced proceeds from the exercise of stock options.

CREDIT FACILITY

During the majority of 2008, the Company had access to a $60 million revolving credit facility with a lending syndicate comprised of the Bank of Nova Scotia and the Bank of Montreal, expiring on December 31, 2008. On November 28, 2008, the terms of the Company’s credit facility were revised and extended. Under the terms of the revised agreement, the Company has access to a $50 million credit facility comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility is repayable in five installments and matures on June 28, 2010, while the revolving facility matures on November 27, 2009 and may be renewed at the sole discretion of the lenders. At the end of 2008, the Company had a balance of $30 million outstanding on the non-revolving facility, and had withdrawn $7.13 million against the revolving facility, for a total of $37.13 million outstanding. In addition, the Company has issued a $1 million letter of credit against the revolving facility, leaving a total of $11.87 million available for future funding.

LIQUIDITY OUTLOOK

The global credit and financial markets are currently experiencing an unprecedented downturn that is negatively impacting nearly all businesses, including gold and silver mining operations. Some of the key effects that are directly impacting the Company are the higher costs and availability of funding, currency devaluations, and volatility in global equity, commodity, foreign exchange and precious metals markets. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver. The Company has reviewed its cash generating potential, and cash utilization and working capital requirements in light of the current economic circumstances, the results of which are discussed below.

Improving the Company’s liquidity position was a key focus in 2008 and remains a key focus going forward. Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company has reduced capital expenditures and operating costs where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to build a cash reserve in 2009. During 2008 and continuing into 2009, management undertook various initiatives to manage operating and liquidity risks, taking into account the current economic conditions, including:

15

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

-

Implementation of cost reduction initiatives, including employee and contractor reductions at the El Cubo mine, renegotiation of key supplier contracts, and more rigorous cost management through improved approval processes;

-

Actively managing the Company’s working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations;

-

Deferring a number of capital programs at the Ocampo mine to 2010, and deferring drilling at Guadalupe y Calvo and the El Cubo mine until the global economic market has stabilized; and

-

Renegotiating the Company’s credit facility as discussed above.

Net free cash flow for 2008 was a negative $10.9 million in a year in which the Company continued significant investment in mineral properties and property, plant and equipment. The Company is forecasting positive net free cash flow for 2009, to be achieved through positive operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. In addition to cash flows from operations, as at March 20, 2009, the Company has a balance of $19.6 million in cash and cash equivalents and $11.87 million available of the $20 million revolving credit facility discussed above. In accordance with the terms of the revised credit facility agreement, the Company is required to make $22.5 million in principal repayments on its non-revolving facility in 2009. This facility also includes a clause whereby the Company is required to make additional prepayments on the overall credit facility balance equal to 75% of its excess cash flow in the six months ending June 30, 2009, and each fiscal quarter thereafter. Excess cash flow has been defined as cash flow from operations determined in accordance with Canadian generally accepted accounting principles, less scheduled interest and principal payments, cash taxes, capital and exploration expenditures, and general and administrative expenditures. In addition, the overall credit facility is subject to certain monthly and quarterly financial and operating covenants.

The Company has total commitments relating to future capital expenditures of $3.8 million as at March 20, 2009.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility should be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2008 is summarized as follows:

(in thousands)

	TOTAL	LESS THAN 1	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER
		YEAR				THAN 5 YEARS
Payables and accruals	$30,457	$30,457	$-	$-	$-	$-
Long-term debt	37,130	29,630	7,500	-	-	-
Interest on long-term debt	631	631	-	-	-	-
Capital leases	2,028	1,511	517	-	-	-
Long-term obligation	6,000	400	1,600	800	800	2,400
Future purchase commitments	2,859	2,859	-	-	-	-
Total	$79,105	$65,488	$9,617	$800	$800	$2,400

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2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2008:

	DECEMBER 31, 2008	DECEMBER 31, 2007
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A"
preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B"
preferred shares, redeemable at paid-in value
Issued:
Common shares	120,040,768	117,432,363

At March 25, 2009, the Company had common shares outstanding of 122,549,168.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
Production costs – labour(1)	$33,762	$31,147	$19,509
Mining interests – labour(1)	$1,167	$2,437	$3,717
Production costs – mine consumables(2)	$14,655	$2,033	$3,041
Capital assets(3)	$94	$25	$916

(1)

The Company pays a third party company owned by the brother of Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 10%. Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted. Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services.

(2)

The Company pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

(3)

The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

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2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Production costs per financial statements	$22,804	$33,511	$127,024	$144,623
Refining costs per financial statements	508	326	1,662	1,510
Total cash costs	$23,312	$33,837	$128,686	$146,133
Divided by gold equivalent ounces sold(1)	60,662	49,969	245,028	218,200
Total cash cost per gold equivalent ounce	$384	$676	$525	$670
Total cash costs (per above)	$23,312	$33,837	$128,686	$146,133
Less: Silver revenue (see below)	(15,420)	(16,951)	(82,192)	(67,476)
	$7,892	$16,886	$46,494	$78,657
Divided by gold ounces sold	41,004	28,665	150,646	121,107
Total cash cost per gold ounce(2)	$192	$589	$309	$649
Average realized silver price	$10.05	$14.32	$14.66	$13.42
Multiplied by silver ounces sold	1,534,318	1,183,729	5,606,539	5,027,983
Silver revenue	$15,420	$16,951	$82,192	$67,476
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2008	DECEMBER 31, 2007
Cash flows from / (used in) operating activities	$9,965	$2,704	$55,933	$(34,192)
Less: Capital expenditures	(16,411)	(13,471)	(66,841)	(69,142)
Net free cash flow	$(6,446)	$(10,767)	$(10,908)	$(103,334)

18

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to Gammon. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

19

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

The Company presently does not employ any hedging instruments to manage its commodity price risk.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2008, the Company had $37.13 million of variable rate debt which carries an interest rate of LIBOR plus 3.50% for LIBOR loans, prime rate plus 2.50% or one-month BA Schedule I rate plus 3.5% for Prime Rate Loans, or Alternate Base Rate Canada plus 2.5% or one-month LIBOR plus 3.5% for Base Rate Canada Loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

20

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this foreign currency exposure.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

CHANGES IN ACCOUNTING POLICIES

(i) Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of supplies inventories to property, plant, and equipment related to major spare parts on January 1, 2008, and recorded $2.9 in net realizable value write-down reversals. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company.

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of a recent accounting pronouncement that the Company will be required to adopt in future years:

(i) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this section will have a significant impact on the Company’s financial statements.

21

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. The Company does not expect that this abstract will have a significant impact on the Company’s financial statements.

(iii) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(iv) International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

▬

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company.

▬

Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection accounting policy choices relating to each IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

▬

Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

As at December 31, 2008, the first phase of the Company’s IFRS project was completed. An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project. The Company determined that the most significant impact of the IFRS conversion will be the implementation of International Accounting Standard 16 – Property, Plant and Equipment (IAS 16). This standard requires the componentization of the Company’s fixed assets where the useful lives of components are different than the overall asset. In addition, the International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. It is expected that a discussion paper will be released in early 2009, and that final standards will not be issued until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS standards are released on this topic, subsequent to IFRS adoption. At this time, the impact on the Company’s financial position and results of operation is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company is in the second phase of the project, and is currently evaluating the specific impacts of IFRS, and developing recommendations and accounting policies. The preliminary timeline is to complete the second phase of the project during 2009 and the third phase during the first half of 2010.

22

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSEQUENT EVENTS

(i) Proposed transaction

On March 12, 2009, the Company announced that it entered into a letter agreement (“letter of intent”) with Capital Gold Corporation (“Capital Gold”) relating to a proposed acquisition of all of the outstanding shares of Capital Gold by the Company in exchange for the issuance of 0.1028 Gammon Gold shares for each Capital Gold common share outstanding, for a total issuance of approximately 20 million common shares. The all-share transaction is subject to satisfactory completion of due diligence and the negotiation of definitive documentation, receipt of Capital Gold shareholder approval, regulatory approvals and the satisfaction of certain other conditions.

The letter of intent provides that the parties plan to complete their respective technical, operating and financial due diligence and negotiate the terms of a definitive agreement by March 31, 2009. Capital Gold has agreed to a non-solicitation period expiring on March 31, 2009, subject to fiduciary outs, and both parties have agreed to the payment of a break fee to the other party in the amount of $4 million payable only under certain circumstances.

Capital Gold is a gold production and exploration company and operates the El Chanate gold property in Sonora, Mexico.

(ii) Other

Subsequent to year-end, certain employees, consultants, officers and directors of the Company exercised 2,508,400 stock options for total proceeds of $11.5 million. As a result, capital stock increased by $22.4 million and contributed surplus decreased by $10.9 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

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2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively. The impact of this change on the Company’s financial results for the nine months ended December 31, 2008 was to reduce amortization and depletion by approximately $5.1 million, and to reduce inventories by approximately $1.3 million.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

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2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

FINANCIAL INSTRUMENTS

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties. As at December 31, 2008, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates.

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2008.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2008. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2008, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2008. No material weaknesses were identified by management during this evaluation.

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2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

Based upon its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective. KPMG LLP, an independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008.

(iii) Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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